

December 20, 2013

Via E-mail
Meng Hao
President
Razor Resources Inc.
8-5-128 Jichexiaoqu
Chanchun, Jilin
China

> **Re: Razor Resources Inc.**
> **Form 8-K**
> **Filed December 19, 2013**
> **File No. 000-51973**

Dear Mr. Hao:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed December 19, 2013

1.   We note you have engaged the accounting firm of Hillary CPA Group, LLC effective December 5, 2013. We note Hillary CPA Group, LLC has not applied for registration with the Public Company Accounting Oversight Board (PCAOB). Section 102 of the Sarbanes-Oxley Act of 2002 makes it unlawful after October 22, 2003 for any person that is not a registered public accounting firm (i.e. registered with the PCAOB) to prepare or issue, or to participate in the preparation or issuance of, any audit report (or review report) with respect to any issuer. You must engage a new accountant that is a publicly registered accounting firm to perform review or audit work for the company. Please file a new Item 4 Form 8-K after you have engaged new accountants that are registered with the PCAOB.

Meng Hao
Razor Resources Inc.
December 20, 2013
Page 2

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions regarding these comments and related matters, please contact me at 202-551-3796.

Sincerely,

/s/ Myra Moosariparambil

Myra Moosariparambil
Staff Accountant